CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release June 6,2003 16:30

Rectification to Bloomberg and Kauppalehti Online’s articles on the coated paper price decrease in Europe

Unlike reported in the Bloomberg news story and electronic edition of Finnish business daily Kauppalehti on June 6, 2003, UPM-Kymmene has not stated that it forecasts the decrease of coated paper prices in Europe to continue. Kari Toikka, Executive Vice President and CFO, did not give any forward looking statement on the coated paper prices in the Nordea seminar in Helsinki yesterday.

In addition Kauppalehti news story indicates that “according to forest companies the sales in Europe has stagnated”. As stated in UPM-Kymmene’s interim review, for seasonal reasons the sales is somewhat livelier than during the first quarter of 2003.

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations